PEARSON

PEARSON PLC

02015486

11 January 2002

02 FEB 26 AM 8: 10

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Seven Forms G88(2) - Return of Allotments of Shares

2. Press Releases –

   - *Interactive Data Corporation to report ....*
   - *Puffin to publish Artemis Fowl three and four*
   - *Esignal expands into major new market........*
   - *Financial Times Group launches fund ratings .....*
   - *Pearson Education to create a one-stop ....*
   - *Financial Times to expand fund management ....*
   - *Pearson completes sale of RTL stake*
   - *Creating a new brand of books: Pearson Education ....*

3. Two Stock Exchange announcements Nos. 773695 & 927450

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

C. Abraham

pp. Julia Casson
Company Secretary

dlw 3/7

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

02 FEB 26 AM 8: 10

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	1	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	809		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	815p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode:	Class of shares allotted Ordinary	Number allotted 809
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 24/1/02

~~A~~ director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/AG/3895
Tel 01903-833895
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,760		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	857p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Ltd Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 6,760
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/EXC/ST/2998 3010

Tel 01903-833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	11	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	757.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Address 12 Tokenhouse Yard London **UK Postcode:** EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14/1/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/SE/3101
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	566		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 566
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/3080
Tel 01903-833692

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,648		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	~~815p~~ 8015p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Ltd Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 5,648
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Jim Cope **Date** 31/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/3080/3053 Tel 01903-833692
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	900		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	757.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS Address 12 Tokenhouse Yard, London. UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Eric Cosse **Date** 31/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/3248 Tel 01903-833280
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,304		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	803.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Ltd Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1,304
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31/02/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/EXC/JN/3127

Tel 01903-833692

DX number DX exchange

PRESS RELEASES

INTERACTIVE DATA CORPORATION TO REPORT FOURTH QUARTER AND YEAR-END 2001 RESULTS ON FEBRUARY 11

14-01-2002

BEDFORD, MA, Jan. 14, 2002 - Interactive Data Corporation (Nasdaq NM: IDCO) will release its fourth quarter results before the market opens on Monday, February 11, 2002. The company has scheduled a conference call for 11:00 a.m. Eastern Time on the same day.

The dial-in number for the conference call is 212-896-6077. For those who cannot listen to the live broadcast, a replay of the call will be available until Monday, February 18, at 1:00 p.m. and can be accessed by dialing
800-633-8284, access code #20233561.

A live webcast of the conference call will be broadcast at the company's
web site, www.interactivedatacorp.com. An audio replay of the call will also be available on the site.

Notes

About Interactive Data
Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing,
dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value, unlisted fixed income instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation. Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe, Asia, and Australia.

Pearson plc
(NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

Contacts

Harriet Fried or Chenoa Taitt
Lippert/Heilshorn & Associates
(212) 838-3777 or (212) 838-3777
hfried@lhai.com or ctaitt@lhai.com

PRESS RELEASES

PUFFIN TO PUBLISH ARTEMIS FOWL THREE AND FOUR

14-01-2002

Puffin is delighted to announce that a deal has been signed with Sophie Hicks of Ed Victor Ltd for Eoin Colfer's Artemis Fowl Three and Four. Following the phenomenal success of Artemis Fowl in 2001 and publication of the much anticipated sequel, Artemis Fowl – The Arctic Incident, in June 2002, Puffin is extremely excited at the prospect of publishing more books about the criminal mastermind who has thrilled readers worldwide. Artemis Fowl Three will be published in 2003.

Sophie Hicks said, 'A fantastic start to the year. I am delighted with our new deal – Eoin and I couldn't be more pleased with the success Puffin has achieved with Artemis Fowl.'

Artemis Fowl, dubbed 'Die Hard with fairies' by the author, has sold over 150,000 copies in hardback in the UK and over 230,000 copies in hardback in the US. It has achieved huge international critical acclaim in the media and the book trade and has so far sold in 31 countries. The film rights were sold to Miramax. Shortlisted for the Whitbread Book of the Year 2001, Eoin Colfer's fantastically original novel goes from strength to strength.

Helen Fraser, Managing Director of Penguin books, said 'Publishing the first Artemis Fowl was one of the great excitements for Puffin in 2001, and those of us who have read the second book know that it is as fresh, inventive, funny and original as we could have hoped. It is the best possible start to the new year to know that we can look forward to two more wonderful Artemis Fowl novels from Eoin Colfer.'

Notes

Artemis Fowl is published in paperback on Fowl Friday 8th March 2002.

Artemis Fowl – The Arctic Incident is published in hardback on 06 June 2002.

Contact

For further information please contact Adele Minchin on Tel: 020 7010 3072 or email adele.minchin@penguin.co.uk.

PRESS RELEASES

ESIGNAL EXPANDS INTO MAJOR NEW MARKET, ANNOUNCES IMMEDIATE AVAILABILITY OF STREAMING, REAL-TIME EUROPEAN FINANCIAL MARKET DATA

15-01-2002

Hayward, Calif., January 15, 2002 - eSignal, a division of Interactive Data Corporation (Nasdaq NM: IDCO) and a provider of streaming, real-time financial market data, news, analytics and decision support tools to professional and individual traders, today announced that it has expanded into a new market by adding streaming, real-time European financial market data to the latest version of its industry-leading online quote system.

eSignal combines the strength of Interactive Data Corporation's eSignal and FT Interactive Data divisions for delivery of fast and reliable domestic and international streaming, real-time data.

Active traders and professional investors now have access to European financial market data for major European exchanges, including Euronext (Amsterdam, Brussels and Paris), Deutsche Börse (Berlin, Bremen, Dusseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Neuer Market and Xetra), the London Stock Exchange, and the exchanges in Copenhagen, Helsinki, Madrid, Oslo,
Stockholm, Vienna and the Icelandic, Irish, Italian and Swiss stock exchanges. European financial data includes stocks, corporate bonds and market indices.

"eSignal's expansion into the European market is a natural progression as we continue to expand our offerings," said Chuck Thompson, president of eSignal. "eSignal will leverage its 20 years of experience, the speed and reliability of its market data delivery and its knowledge of customer needs to become the leading, real-time quote provider within Europe. This nicely illustrates the global synergy that exists within Interactive Data Corporation, as this is a direct result of the combined efforts of eSignal and FT Interactive Data."

This advancement is a further milestone in eSignal's continued position as a leading global provider of financial and market-related information to the investment community.

eSignal has developed one of the most advanced ticker plant infrastructures capable of handling the European stock markets' most challenging demands, as the company translates its success in North America into market momentum in Europe. Built with an advanced IP multicast backbone, eSignal's

infrastructure boasts two completely redundant ticker plant facilities with multiple, geographically dispersed server farms, fed with live data from direct, redundant connections with the NYSE, AMEX, Nasdaq, Canadian, North American and European Futures and U.S. Options exchanges. The new service is supported by eSignal's award winning eSignal software.

It is also compatible with eSignal's Advanced GET software and third party software such as MetaStock Pro and OmniTrader. eSignal software supporting the new European data is available immediately to all registered users of eSignal Pro and eSignal and can be downloaded at www.esignal.com.

In the United States and Canada, the service can be purchased online at www.esignal.com or by calling, toll free, (800) 833-1228. In Europe, the service can be purchased online at www.esignal.com or by calling +44 (0)20 7825 8770. Pricing for a monthly subscription at an annual pre-pay rate starts at US$79.00 for active traders and US$175.00 for professionals.

Notes

About eSignal
The eSignal division (www.esignal.com) of Interactive Data Corporation (Nasdaq NM: IDCO) (www.interactivedatacorp.com) is a leading global provider of financial and business information to professionals and active individual investors. Building on a 20-year legacy of delivering time-sensitive financial information, eSignal provides streaming, real-time market data, news and analytics. The company's suite of products includes eSignal, eSignal Market Scanner, Advanced GET, eSignal Pro, TurboFeed and iBondVu.

Contact

sue.mitchell@ftid.com

PRESS RELEASES

FINANCIAL TIMES GROUP LAUNCHES FUND RATINGS SERVICE FOR INVESTORS

21-01-2002

London, January 21 2002: The Financial Times Group today launched FT Fund Ratings, a new service designed to help investors compare and understand more about funds.

FT Fund Ratings is a major advance in the information available to private investors. It offers incisive information about fund risks, clear assessment of fund charges and improved comparison of fund performance. The monthly updated service provides consistent information on 25,000 funds from across Europe, allowing direct comparison of funds from different markets.

A summary of the FT Fund Ratings for the main UK and offshore funds including those in ISAs, PEPs and pensions will be published in the Financial Times from February and is available now at http://www.ft.com/fundratings. A full analysis of funds is being supplied by the FT to Fund Managers, IFAs and Fund Supermarkets for publication and internal analysis.

Stephen Hill, chief executive of the Financial Times Group commented:

"With the growing number of funds available, and the current turbulence in global stock markets, FT Fund Ratings will provide an easy to use guide to risk, charges and performance. FT Fund Ratings builds on our global reputation for impartial financial information by offering independent analysis from a source that is trusted by investors and professionals alike."

"This unique ratings approach from the FT Group will be the only fund analysis service to focus on three key criteria for investors in one system, examining the ISA, pension and PEP markets in a thorough yet easily comprehensible format."

FT Fund Ratings allows investors to identify the risks associated with funds and provides a transparent guide to fund charges, giving the individual investor a better understanding of their fund portfolio.

Christine Farnish, Consumer Relations Director at the Financial Services Authority's (FSA) commented:

"The FSA actively encourages initiatives that seek to enhance

the transparency and accessibility of financial products. We therefore welcome this initiative and shall watch developments with the greatest of interest."

FT Fund Ratings have been produced in conjunction with Fitzrovia International, Advanced Portfolio Technologies and FT Interactive Data.

Further information on FT Fund Ratings is available at http://www.ft.com/fundratings

More on FT Fund Ratings

FT Fund Ratings evaluates and compares funds according to three criteria of key importance to the consumer: risk, charges and performance.

· Risk – accurately identifying the risk of investment

FT Fund Ratings produces three separate analyses of risk; Risk Profiles, Risk Levels and Risk attributions. The Risk Profiles represent funds grouped together according to their pattern of their risk exposure. The risk levels represent the volatility of the Risk Profile measured on a five point scale from very low to very high. The Risk Attributions provide a detailed analysis of funds' exposure to geographic markets, industries and other market drivers allowing an advanced comparison of funds' detailed characteristics.

· Charges – assessing the full cost to the investor

The FT has rated all funds according to their total annual charges to produce the FT Charge Rating, giving a clear measure of the relative level of a funds charges on a five point scale from very low to very high. Initial and exit charges are excluded from the rating as they often vary for individual funds and their impact varies according to the length of time the investment is held.

· Past Performance – measuring the risk-adjusted performance

When comparing past performance it is vital to compare like with like. The FT Past Performance Rating compares funds that are within the same risk profile and adjusts their performance for the specific risk of the Profile, seeking to ensure a transparent comparison of fund performance amongst a peer group. The Rating measures performance on a five point scale from very low to very high.

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business

newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 18 cities across the globe, has a daily circulation of over 485,000 and a readership of more than 1.6million people worldwide.

- FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 48 million monthly page views and over 2.4 million unique monthly visitors.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures:

· FTSE International, a joint-venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

For further information

Joanna Manning-Cooper on +44 (0) 20 7873 4447
Anoushka Healy +44 (0) 20 7873 3720
Simon Horne on + 44 20 7853 2293

PRESS RELEASES

PEARSON EDUCATION TO CREATE A ONE-STOP SOLUTION FOR ECDL CERTIFICATION

25-01-2002

Pearson Education UK has teamed up with Educational Multimedia Corporation, Enl!ght Teststation and the British Computer Society to create a unique learning package for the exploding European Computer Driving Licence (ECDL) market. As this market grows, so does the need for quality training material that enables students to become certified in this increasingly important qualification.

The ECDL or European Computer Driving Licence ® is the European-wide qualification that enables people to demonstrate their competence in basic computer skills. It is designed specifically for anyone who wishes to gain a basic qualification in computing to help them with their current job, develop their IT skills and enhance their career prospects. No prior knowledge of IT or computer skills is needed to study for the ECDL.

For the first time, training material, course material, testing and the official documentation required by the BCS are all brought together in one package offering students everything they require to get ECDL certified. Containing ECDL approved training software, a Course Book, discounted testing at registered testing centres, and a British Computer Society logbook, the ECDL Complete Solution takes advantage of the core strengths of the partners involved.

The ECDL Complete Solution brings together key industry players that are trusted by consumers and those teaching the ECDL to create a unique learning package. The ECDL Complete Solution offers a learning solution that is uniquely designed for this market place, and supported by established education and training companies.

For more information please visit: www.it-minds.com/ecdl

Notes

About the ECDL
The ECDL or European Computer Driving Licence ® is the European-wide qualification that enables people to demonstrate their competence in basic computer skills.

It is designed specifically for anyone who wishes to gain a basic qualification in computing to help them with their current job, develop their IT skills and enhance their career prospects. No prior knowledge of IT or computer skills is needed to study for the ECDL.

Built around a modern, practical syllabus, the ECDL is attractive to students of all ages and to employees and employers alike. This is a qualification that not only recognises the increasing importance of computing to all walks of life, but is also set to become recognised by the wider business and educational worlds.

The syllabus covers the key concepts of computing and its practical application, including:
· Basic concepts of information technology
· Using the computer and managing files
· Word processing
· Spreadsheet
· Database
· Presentations
· Information and communication

Pearson Education offers a broad range of the best in ECDL approved products, including our great value Complete ECDL box set which includes everything you need to become ECDL certified.

About Pearson Education
Pearson Education, part of Pearson PLC, works with the best *authors to develop the strongest ideas, bringing together* cutting edge thinking and best practices in IT and Business to a global market.

About TestStation
Enl!ght TestStation is the European market leader in online knowledge and skills testing. Enl!ght TestStation is part of the Enl!ght Group, who are at the forefront of providing interactive learning, testing and entertainment via the Internet. The British Computer Society (BCS) and Enl!ght TestStation have concluded an agreement governing the availability of the TestStation™ online testing system for use by accredited ECDL Test Centres in the United Kingdom.

About Educational Multimedia Corporation
Educational Multimedia Corporation is a multinational training company. The Company is one of the fastest growing independent multimedia developers in the education and training market, and creates e-learning solutions for off-the-shelf IT applications, management, leadership and sales skills, as well as custom designed e-learning solutions.

About The British Computer Society
With over 38,000 members world-wide, the BCS is the leading professional and learned Society in the field of computers and information systems. Within the UK, the BCS regulates the ECDL program, and through the ECDL Logbook, represents the authorised body who monitor and control ECDL certification and qualification.

The ECDL Complete Solution
Containing ECDL approved training software, a Course Book, discounted testing at registered testing centres, and a British Computer Society logbook, the ECDL Complete Solution takes advantage of the core strengths of the partners. At a combined cost of over £400, these are brought together at unbelievable value (£120)

· BCS Log Book. The essential record of ECDL Progress
· ECDL Training Software. Integrated approach to learning using rich multimedia, assessment & Training
· Discounted Testing. Over 60% discount on ECDL testing at participating centres
· Course Book. Comprehensive Textbook offering clear, simple guidance on all 7 modules
· Instruction Guide and Test Centre Locator.
· An easy guide to becoming ECDL certified, and list of participating test centres

Contact

Jonathan Colin
Tel: 020 7447 2123
Email: Jonathan.Colin@Pearsoned-ema.com

For more information please visit: www.it-minds.com/ecdl

PRESS RELEASES

FINANCIAL TIMES TO EXPAND FUND MANAGEMENT COVERAGE WITH NEW WEEKLY SUPPLEMENT

28-01-2002

London, January 28 2002: The Financial Times is launching a new supplement for the fund management industry on Monday February 4. The new weekly tabloid supplement, called FT fund management (FTfm) will be distributed with the FT, and will be the world's largest circulation fund management title, offering one of the most comprehensive pricing services for funds.

FTfm builds on the FT's already extensive coverage of the sector and will cover a wide variety of industry news, analysis and trends, interviews with high profile fund managers and investors, opinion pieces and fund performance reviews. FTfm will also carry the full listings of the managed funds, which currently appear daily in the FT.

Commenting on the launch of the new supplement, Andrew Gowers, Financial Times editor, said, "The FT has always offered the most comprehensive coverage of this industry and we know our readers would like to receive more in-depth information on this subject. As the spotlight grows on fund management and the performance of funds, a supplement such as FTfm will provide readers with essential insight and analysis of fund management and the people behind it."

Simon Targett, formerly the FT's investment correspondent, is the editor of FTfm.
The title will be available in each of the UK, European and Asian FT editions, and available by subscription in the US. It will have an initial circulation of approx. 370,000 copies.

Earlier this month, the FT launched FT Fund Ratings (www.ft.com/fundratings), a new online service designed to help investors compare and understand more about funds. These ratings will now also appear in FTfm.

Notes

Notes to editors:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business

newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 18 cities across the globe, has a daily circulation of over 500,000 and a readership of more than 1.6million people worldwide.

2. FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 48 million monthly page views and 2.4 million unique monthly visitors.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Contacts

Anoushka Healy on 020 7873 3720 or Alice Owen on 020 7873 3829.

PRESS RELEASES

PEARSON COMPLETES SALE OF RTL STAKE

31-01-2002

Pearson plc, the international media company, has completed the sale of its 22% stake in RTL Group to Bertelsmann AG. The terms of the transaction are in line with the agreement announced on 24 December 2001.

For more information

Luke Swanson +44 20 (0) 7010 2313/ +44 (0) 7770 381 704

PRESS RELEASES

CREATING A NEW BRAND OF BOOKS: PEARSON EDUCATION AND PENGUIN PUTNAM LAUNCH NEW SERIES

06-02-2002

Upper Saddle River, NJ – January 27, 2001 – Pearson Education and Penguin Putnam, both businesses of Pearson (FTSE: PSON; NYSE: PSO), have collaborated to create a new educational book series called Penguin Academics. Pearson Education is the world's leading education publisher; Penguin Putnam is one of the leading U.S. adult and children's trade book publishers. The series is being developed by Pearson Education's Longman division, a college market leader in English, history and political science.

Created in the tradition of Penguin Publishers, The Penguin Academic Series offers affordable trade-format books by distinguished scholars. Titles include The American Story (Divine, Breen, Fredrickson, Williams, authors), a 625-page quality paperback integrating social, political, cultural, economic and diplomatic history into a seamless narrative. Other titles include America's New Democracy (Morris Fiorina, Paul Peterson, D. Voss, authors) and Literature: A Pocket Anthology (R. Gwynn, editor).

The series is designed to be flexible for both instructors and students. Accessibly written and elegantly designed, the books can work as stand-alone titles for college courses, or they can be purchased in combination with three or more Penguin trade paperbacks, all at a cost comparable to a typical college textbook. To date, the series has been met with enthusiasm by professors across the country and sales have been brisk, according to Longman's marketing group.

"Some instructors and students believe that textbooks are too long and too pricey," said Roth Wilkofsky, President of Longman. "Penguin Academics addresses this perception, without sacrificing the scholarly integrity that is so important to the college marketplace. The Penguin brand, so appealing to professors, reinforces the message of affordable quality that we hope to convey to the market."

Susan Petersen Kennedy, President, Penguin Putnam, Inc., commented, "This is a unique opportunity to combine the most widely-known brand in trade book publishing with the leading educational publisher. It's exciting to be able to offer higher education a brand new series of quality, affordable educational materials."

Notes

About Pearson Education

With offices in 33 countries, Pearson Education is the world's leading education business. Its brands include Addison Wesley, Allyn & Bacon, Benjamin Cummings, Longman, Prentice Hall, Pearson Learning, Scott Foresman, and NCS Pearson. Pearson Education is the global leader in online learning with over 1,800 textbook companion Web sites, NCS Learn, the InformIT portal for technology professionals, and Pearson's Learning Network, the award-winning learning portal for parents, teachers, and children. Pearson Education is the global education business of Pearson (FTSE: PSON; NYSE: PSO), the international media company. For more information, visit www.pearsoned.com .

About Penguin Putnam

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Riverhead Books and Viking, among others. The Penguin Group is owned by Pearson, the international media company. For more information, visit www.penguinputnam.com.

Contact

Kit Thompson
Pearson Education
212-782-3486
kit.thompson@pearsoned.com

As of 31 January 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	58,002,505	7.25%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	31,850,030.00	3.98%
• Capital International Limited	11,994,808.00	1.50%
• Capital International S.A.	2,256,769.00	0.28%
• Capital International, Inc.	4,283,626.00	0.54%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule A

Schedule of holdings in Pearson plc
As of 31 January 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,582,571
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	750,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,620,783
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	230,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,773,900
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,457,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	554,500

Citibank London 11 Old Jewry London EC2R 8D8 UK	543,886
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,957,292
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	13,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	43,000
State Street Bank & Trust Co.	22,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	39,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	8,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	55,000

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	192,698
TOTAL	**31,850,030**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	376,198
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	912,546
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,792,626
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	22,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,321,498
Citibank London 11 Old Jewry London EC2R 8D8 UK	81,327
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	338,959
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,895,020

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,600
State Street Bank & Trust Co.	222,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	25,300
Citibank	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	567,709
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	157,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	13,025
Bank One London	188,000

Clydesdale Bank plc	22,900
TOTAL	**11,994,808**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	107,536
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	61,627
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	723,453
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	207,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	233,718
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	659,718
National Westminster Bank	53,300

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	26,400
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	19,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	33,327
Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	56,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	43,400
TOTAL	**2,256,769**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,324,679
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	203,426
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,893,521
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	73,500
Deutsche Bank Mannheim	25,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	456,300

State Street Bank & Trust Co.		194,500
Citibank NA Toronto		14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom		62,700
	TOTAL	**4,283,626**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		7,117,272
	TOTAL	**7,617,272**

As of 18 January 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**57,420,944**	**7.18%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	32,118,969.00	4.02%
• Capital International Limited	11,588,408.00	1.45%
• Capital International S.A.	2,233,569.00	0.28%
• Capital International, Inc.	3,862,726.00	0.48%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule of holdings in Pearson plc
As of 18 January 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,570,571
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	750,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,670,683
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	230,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,772,400
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,455,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	554,500

Citibank London 11 Old Jewry London EC2R 8D8 UK	848,786
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,898,631
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	13,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	38,100
State Street Bank & Trust Co.	23,400
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	39,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	8,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	47,700

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	192,698
TOTAL	**32,118,969**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	376,198
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	900,846
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,779,926
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	22,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,057,598
Citibank London 11 Old Jewry London EC2R 8D8 UK	81,327
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	338,959
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,784,220

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,600
State Street Bank & Trust Co.	222,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	18,000
Citibank	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	567,709
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	157,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	13,025
Bank One London	188,000

Clydesdale Bank plc	22,900
TOTAL	**11,588,408**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	107,536
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	61,627
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	709,953
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	197,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	233,718
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	659,718
National Westminster Bank	53,300

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	26,400
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	19,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	33,327
Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	56,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	43,400
TOTAL	**2,233,569**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,254,679
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	195,826
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,653,021
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	73,500
Deutsche Bank Mannheim	25,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	406,200

State Street Bank & Trust Co.	162,000
Citibank NA Toronto	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,500
TOTAL	**3,862,726**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		7,117,272
	TOTAL	**7,617,272**